Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Minerva Surgical, Inc.

Santa Clara, California

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated July 22, 2021, except for the “Reverse Stock Split” paragraph of Note 2, as to which the date is October 15, 2021, relating to the financial statements of Minerva Surgical, Inc., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

San Jose, California

October 15, 2021